EXHIBIT 12
CROWN CASTLE INTERNATIONAL CORP.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Computation of earnings:
Income (loss) from continuing operations before income taxes	$470,593	$373,854	$473,829	$335,070	$251,001
Add:
Fixed charges (as computed below)	838,966	748,001	750,968	791,386	752,241
Subtract:
Interest capitalized	(11,545)	(7,010)	(4,805)	(2,985)	(1,832)
	$1,298,014	$1,114,845	$1,219,992	$1,123,471	$1,001,410
Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	$571,647	$495,945	$487,355	$491,581	$491,041
Amortized premiums, discounts and capitalized expenses related to indebtedness	19,035	19,087	39,773	81,710	98,589
Interest capitalized	11,545	7,010	4,805	2,985	1,832
Interest component of operating lease expense	236,739	225,959	219,035	215,110	160,779
Fixed charges	838,966	748,001	750,968	791,386	752,241
Dividends on preferred stock and losses on purchases of preferred stock	58,294	32,991	43,988	43,988	11,363
Combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$897,260	$780,992	$794,956	$835,374	$763,604
Ratio of earnings to fixed charges	1.5	1.5	1.6	1.4	1.3
(Deficiency) excess of earnings to cover fixed charges	$459,048	$366,844	$469,024	$332,085	$249,169
Ratio of earnings to combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	1.4	1.4	1.5	1.3	1.3
(Deficiency) excess of earnings to cover combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$400,754	$333,853	$425,036	$288,097	$237,806